UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

12 May 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

12 May 2026

Bank of America 2026 Global Metals, Mining and Steel Conference

BHP President Americas and Chief Executive Officer (from 1 July 2026), Brandon Craig, will present at the Bank of America 2026 Global Metals, Mining and Steel Conference in Miami, USA today at 9:30am Eastern Daylight Time (11:30pm Australian Eastern Standard Time).

The presentation slides are attached and also available at:

https://www.bhp.com/investors/presentations-events/presentations-and-briefings

A transcript of the presentation will also be available shortly after the presentation at:

https://www.bhp.com/investors/presentations-events/presentations-and-briefings

An audio webcast of the presentation can be listened to at:

https://bofa.veracast.com/webcasts/bofa/metalsminingsteel2025/idb4X570.cfm

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary

BHP Group Limited ABN 49 004 028 077

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bhp.com

BHP Group Limited ABN 49 004 028 077

Bank of America Global Metals, Mining & Steel Conference 2026 Brandon Craig President Americas and Chief Executive Officer (from 1 July 2026) Escondida

Disclaimer The information in this presentation is current as at 12 May 2026. It is in summary form and is not necessarily complete. It should be read together with the BHP Results for the half year ended 31 December 2025. Forward-looking statements This presentation contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including: statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; global market conditions; reserves and resources estimates; development and production forecasts; guidance; expectations, plans, strategies and objectives of management; climate scenarios; approval of projects and consummation of transactions; closure, divestment, acquisition or integration of certain assets, ventures, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling; operating costs, and availability of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies, including artificial intelligence; provisions and contingent liabilities; and tax, legal and other regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘aim’, ‘ambition’, ‘anticipate’, ‘aspiration’, ‘believe’, ‘commit’, ‘continue’, ‘could’, ‘desire’, ‘ensure’, ‘estimate’, ‘expect’, ‘forecast’, ‘goal’, ‘guidance’, ‘intend’, ‘likely’, ‘may’, ‘milestone’, ‘must’, ‘need’, ‘objective’, ‘outlook’, ‘pathways’, ‘plan’, ‘project’, ‘schedule’, ‘seek’, ‘should’, ‘strategy’, ‘target’, ‘trend’, ‘will’, ‘would’ or similar words. These statements discuss future expectations or performance, or provide other forward-looking information. Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available as at the date of this presentation. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements. For example, our future revenues from our assets, projects or mines described in this presentation will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels or those reflected in our reserves and resources estimates. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect our future operations and performance, including the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the development and use of new technologies and related risks; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in or impacting the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation or expansion of trade or export restrictions; changes in environmental and other regulations; political or geopolitical uncertainty and conflicts; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in section 8.1 of the Operating and Financial Review (OFR) in the BHP Annual Report 2025 and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov . Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Emissions and energy consumption data Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this presentation are estimates. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means third-party data may not be comparable to our data. For information on how we calculate our GHG emissions, refer to the BHP GHG Emissions Calculation Methodology 2025, available at bhp.com. Numbers presented may not add up precisely to the totals provided due to rounding. Presentation of data Unless expressly stated otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the half year ended 31 December 2025 compared with the half year ended 31 December 2024; references to Underlying EBITDA margin excludes third-party products; data from subsidiaries are shown on a 100% basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium-term refers to a five-year horizon, unless otherwise noted. Throughout this presentation, production volumes and financials for the operations from BHP’s acquisition of OZ Minerals Limited (OZL) during FY23 are for the period of 1 May to 30 June 2023, whilst the acquisition completion date was 2 May 2023. Unless expressly stated otherwise, for information and data in this presentation related to BHP’s social value or sustainability position or performance: former OZL operations that form part of BHP’s Copper South Australia asset and the West Musgrave Project are included for FY24 and FY25 but excluded for prior financial years; former OZL Brazil assets are excluded; and all such information and data excludes BHP’s interest in non-operated assets. All footnote content (except in the Annexures) is contained on slide 13. Non-IFRS information We use various Non-IFRS information to reflect our underlying performance. For further information, the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to ‘Non-IFRS financial information’ in the BHP Financial Report for the half year ended 31 December 2025. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. No financial or investment advice – South Africa BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 28 ‘Subsidiaries’ of the Financial Statements in the BHP Annual Report 2025 for a list of our significant subsidiaries. Those terms do not include non-operated assets. Our non-operated assets include Antamina, Samarco, Resolution and Vicuña. This presentation covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this presentation as ‘operated assets’ or ‘operations’) from 1 July 2025 to 12 May 2026 unless otherwise stated. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. 1. References in this presentation to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. Bank of America Global Metals, Mining & Steel Conference 2026 12 May 2026 2

BHP’s success has been built on a winning strategy BHP’s focus on the right commodities and high-quality assets operated exceptionally well2 has driven superior returns BHP has delivered ~25ppts. greater TSR1 than a basket of peers since 2020 The right commodities Total shareholder returns (TSR)1 (%) 350% Portfolio Simplification Leverage to megatrends Operational excellence Tier 1 assets operated Tier 1 assets Future-facing commodities3 BHP Operating System exceptionally well2 300% 250% Distinct approach to social value 200% 150% Disciplined capital allocation 100% 50% Superior returns 0% 2020 2022 2024 2026 BHP Peer Index4 MSCI World Materials ASX200 Materials Bank of America Global Metals, Mining & Steel Conference 2026 12 May 2026 3

BHP is in great shape today

An industry leading investment case

Operational excellence	› Best in class track record in meeting guidance[1] › Copper EBITDA contribution more than doubled since FY23 to 51%	**>50%** Average EBITDA margins past 25 years[2]
Disciplined capital allocation	› Strong balance sheet adds resilience through the cycle › Potential to unlock up to ~US$10 bn in undervalued capital[3]	Unlocking **~US$6.3 bn**[3]
Growth	› ~30% increase in copper production over the last 4 years[4] › Strong cash generation derisks project funding through the cycle	**3 – 4%** Attributable CuEq CAGR to 2035[5]
Shareholder returns	› ~55% of market cap distributed as returns[6] › 50% minimum dividend policy, with additional returns every year since CAF established	**>US$110 bn** Shareholder returns over past 10 years[6]

Note: LTM – Last twelve months; CAGR – Compound Annual Growth Rate; CAF – Capital Allocation Framework.

Bank of America Global Metals, Mining & Steel Conference 2026
12 May 2026
4
BHP

The value of well operated tier 1 assets Best in class operatorship of tier 1 assets drives increasing cash margins through the cycle Copper price and AISC (Escondida vs marginal producer) Iron ore price and AISC (WAIO vs marginal producer) (US$/lb, real 2026) (US$/dmt, real 2026) 6.00 240 Exclusive of ocean-freight, a key BHP cost advantage 5.00 200 4.00 160 3.00 120 2.00 80 Inclusive of several 1.00 once-in-a-decade 40 items in sustaining capex 0.00 0 2000 2005 2010 2015 2020 2025 2009 2013 2017 2021 2025 1 1 2 2 2,3 Copper price Marginal producer AISC Escondida AISC Iron ore price (FOB) Marginal producer AISC WAIO AISC Source: BHP analysis, LME, Wood Mackenzie as of Q1 2026 (converted to real). Prices and costs are historical except 2026, which are Wood Mackenzie’s annual assumptions. 2026 prices from Wood Mackenzie, on a nominal basis, are ~$5.83/lb for copper and ~$87/dmt for iron ore. 2026 C1 + sustaining capex, on a nominal basis, are i) Copper – ~$3.03/lb for the Marginal producer and ~$1.65/lb for Escondida; and ii) Iron ore – ~$96/dmt for the Marginal producer and ~$26/dmt for WAIO. Note: WAIO – Western Australia Iron Ore. AISC – all-in sustaining costs, defined as C1 costs1,2 plus sustaining capital expenditures. Marginal refers to the 90th percentile producer for copper and the traditional high-cost bench of producers for iron ore (highest ~150Mt). Bank of America Global Metals, Mining & Steel Conference 2026 12 May 2026 5

Safety remains a non-negotiable and my first priority Commitment to zero fatalities and reducing High Potential Injuries (HPIs)1 BHP fatalities2 and HPIs1 FY2009-26 (Fatalities, #) (HPIs, #) 10 Fatalities HPIs 100 8 80 7 6 60 5 5 4 40 3 3 2 2 2 2 20 1 1 1 0 0 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 Source: BHP HSEC Global reports. Bank of America Global Metals, Mining & Steel Conference 2026 12 May 2026 6

The next phase: more velocity, more ambition, same discipline We will leverage BOS, technology and partnerships to drive productivity and disciplined and consistent growth Further embedding BHP Operating System (BOS) Accelerating performance Leveraging technology to create sustained competitive advantage Building a faster and more agile BHP Delivering 3 – 4% CuEq production CAGR to 20351 from our existing growth projects Delivering consistent and Building a portfolio of options to drive additional growth, including opportunistic bolt-ons disciplined growth Ensuring disciplined capital allocation Strengthening safety and pursuing our social value framework goals Strengthening our Building partnerships and strategic relationships foundations & resilience Leveraging our diversified business model to drive returns and build resilience Bank of America Global Metals, Mining & Steel Conference 2026 12 May 2026 7

Leveraging BOS and technology to drive productivity

Escondida has shown that successfully integrated, BOS and technology can accelerate operational improvement

Escondida's recent performance

↑ 13%
Concentrator throughput since FY23

↑ 550 kt
Added to FY26-27 and medium-term production guidance[1]

~US$1 bn
Cost savings since BOS deployed[2]

First quartile C1
Cost curve position relative to other mines

Escondida Operational Excellence Index (OEI)[3] and McKinsey benchmarking[4]



79
Highest in McKinsey benchmarking study
55
McKinsey definition of world leading[3]
40
Behaviours become embedded in culture
30
Basic embedment of operational excellence
40
44
47
49
52
59
60
FY20
FY21
FY22
FY23
FY24
FY25
FY26 YTD
BHP financial year
Accelerating further improvement through greater integration of technology, automation, AI solutions and BOS.

Bank of America Global Metals, Mining & Steel Conference 2026
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BHP

Consistent and disciplined growth …

Consistent growth driven by our portfolio of projects and a more programmatic approach to building optionality

Existing growth projects	Production target
Escondida New Concentrator	220 – 260 ktpa Cu *235 – 280 CuEq*
Copper SA Phase 1	~220 ktpa Cu *~330 ktpa CuEq*
Vicuña Stage 1	~200 ktpa Cu *~300 ktpa CuEq[2]*
WAIO growth	>305 Mtpa
Jansen Stage 1	4.15 Mtpa
Jansen Stage 2	4.35 Mtpa *(incremental to Stage 1)*

	FY27 - 30	FY27 - 35
Total Group production (CuEq[1])	~3%	3 – 4%

	FY27 - 35
Copper segment (CuEq[1])	~5%



By 2030
By 2035
2035 and beyond
WRC*
Jansen I
CD6*
SCPY*
CuSA I*
Vicuña I
Jansen II
ENC*
Cerro Colorado
Partnerships & adjacencies
Exploration
Vicuña II
ESO*
Vicuña III
CuSA II*
Antamina
Life Extension
Exploration
Bolt-on acquisitions
Jansen III
Bolt-on acquisitions
Resolution*
ESO*
Jansen IV
Iron ore
Copper
Potash
Programmatic options

Projects represent targeted first production dates. Timing shown is illustrative for Partnerships & adjacencies, Exploration, ESO* and Bolt-on acquisitions.

*Note: ESO – Early-Stage Options. WRC – Western Ridge Crusher. ENC – Escondida New Concentrator. SCPY – Spence chalcopyrite leaching. CuSA – Copper South Australia. CD6 – Car Dumper 6. Resolution pending further drilling required for resource definition.

Bank of America Global Metals, Mining & Steel Conference 2026
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BHP

… which is more reliable than our peers’ Delivering increased and more reliable copper production guidance while our peers are cutting theirs Increasing copper production guidance … … which investors can bank on (Mt, change in copper production guidance over last 16 months1) Cumulative BHP (average delta from initial production guidance from FY23 – FY262) increase ~0.2 Mt to 2027 4% Peer 1 (0.0) Peer 2/3 Peer 4/5/6 Peer 7 0% (0.4) Peer 8 (4%) (0.8) Peer 9 (8%) (1.2) (12%) (1.6) (16%) Cumulative peer decrease to 2027 (2.0) ~2.0 Mt (20%) 2025 2026 2027 BHP Peers Source: BHP analysis, publicly available reports. Peers include: Anglo; Glencore; Rio Tinto; South32; Vale. Bank of America Global Metals, Mining & Steel Conference 2026 12 May 2026 10

Delivering today and into the next decade BHP is in great shape today, with a strategy in place to win in the next decade Stronger foundation and Tier 1 assets resilience Consistent and disciplined Accelerating performance growth Bank of America Global Metals, Mining & Steel Conference 2026 12 May 2026 11

Footnotes

Slide 3 – BHP's success has been built on a winning strategy

(1) TSR performance sourced from Bloomberg, presented on a cumulative basis in USD March 2020 to February 2026. BHP's TSR performance reflects a 60/40 Ltd/Plc blend pre-unification (31 Jan 2022) and Ltd only post-Unification. Rio Tinto's TSR performance reflects a 25/75 Ltd/Plc blend. TSR assumes net dividends are reinvested on the ex-dividend date at the closing share price.

(2) BHP is a best-in-class operator with a superior track record of meeting guidance compared to diversified mining peers over a 10-year period. Source: BHP analysis and broker reports.

(3) Future-facing commodity: A commodity that BHP determines to be positively leveraged in the energy transition and broader global response to climate change, with potential for decades-long demand growth to support emerging megatrends like electrification and decarbonisation. Currently, the major commodities in the BHP portfolio that fall within this criterion include copper, nickel and potash.

(4) Peers include Anglo-American, Glencore, Rio Tinto and Vale.

Slide 4 – BHP is in great shape today

(1) Best track record in meeting guidance compared to diversified miners over a 10-year period. Source: BHP analysis and broker reports.

(2) BHP underlying EBITDA margin (excluding third party products). On a total operations basis. 25-year average includes all half-year reporting periods from HY02 to HY26 (inclusive). Underlying EBITDA margin is non-IFRS information. There may be differences in the manner that third parties calculate or report this information compared to BHP, which means third-party data may not be comparable to our data. For further information refer to 'Non-IFRS financial information' in the BHP Financial Report for the half year ended 31 December 2025.

(3) Refers to US$4.3 bn realised by completing the Antamina silver streaming transaction and a US$2 bn binding agreement BHP entered with Global Infrastructure Partners (GIP), in relation to BHP's share of Western Australia Iron Ore's (WAIO) inland power network. Completion of the agreement with GIP is subject to certain regulatory approvals including Foreign Investment Review Board approval. The potential to unlock up to ~US$10 bn in undervalued capital through infrastructure linked transactions, substantial by-products, non-core assets and future growth investments represents our current aspiration and is not intended to be a projection or forecast.

(4) CY2025 copper production compared to CY2021. Includes both organic and inorganic growth.

(5) Compound annual growth rate FY27 to FY35 based on attributable copper equivalent production, excluding NSWEC, Carajás and WA Nickel, fixed at long term UBS consensus prices as of December 2025: copper US$4.37/lb, gold US$2,824/oz, iron ore US$84/t, steelmaking coal US$199/t, potash US$352/t. Copper CAGR includes both copper and by-products from the copper assets.

(6) Based on announced shareholder returns paid from FY17 – FY26 inclusive of the H1 FY26 dividend announced. Market capitalisation of US$200 bn on 27 April 2026.

Slide 5 – The value of well operated tier 1 assets

(1) Copper C1 costs: direct cash costs for mining, milling and concentrating, leaching, SxEW, on-site admin and expenses, essential off-site services, smelting/refining charges, freight, marketing, property and severance taxes (that are not profit-related). Escondida costs are on a 100% basis.

(2) Iron ore price refers to annual Fines 62% (FOB Australia), prices prior to 2009 omitted as they reflect benchmark contract equivalents. Iron ore C1 costs: direct cash costs for mining, processing, transport, pelletising, port and overhead.

(3) Aggregate WAIO costs calculated as a weighted average (by production) of the costs for each specific mine. WAIO costs are on a 100% basis.

Slide 6 – Safety remains a non-negotiable and my first priority

(1) High-potential injuries (HPI's) are recordable injuries and first aid cases where there was the potential for a fatality. This definition is independent of the Queensland Coal definition of "high potential incident" which is defined in the Queensland Coal Health and Safety legislation. HPI's: FY16-FY20 data includes Continuing operations and divested operations as reported in the end of FY20. Former OZ Minerals Australian assets (acquired 2 May 2023), are included starting in FY24. FY21- FY23 excludes (entirely) divested operations as follows: BHP Mitsui Coal (divested on 3 May 2022), BHP's oil and gas portfolio (merger with Woodside completed on 1 June 2022).

(2) Data includes continuing operations and divested operations.

Slide 7 – The next phase: more velocity, more ambition, same discipline

(1) Compound annual growth rate FY27 to FY35 based on attributable copper equivalent production, excluding NSWEC, Carajás and WA Nickel, fixed at long term UBS consensus prices as of December 2025: copper US$4.37/lb, gold US$2,824/oz, iron ore US$84/t, steelmaking coal US$199/t, potash US$352/t. Copper CAGR includes both copper and by-products from the copper assets.

Slide 8 – Leveraging BOS and technology to drive productivity

(1) The increase in FY26 and FY27 production guidance ranges, combined with the extension of medium-term production guidance to FY31 relative to plans outlined at the Chilean copper site tour in November 2024, have generated opportunities to create 550 kt of incremental copper volumes over this period.

(2) Annual in year operating cost savings from FY21 to H1 FY26. Not audited in financial statements but validated through internal review process and verification.

(3) In 2023 Escondida Cathodes (Electrowinning team) was awarded a Shingo Prize. This prize is awarded to businesses that demonstrate 3 years of sustained high performance by integrating the Shingo Model principles into their culture and operations. The BHP OEI assessments are conducted by a team of internal BHP assessors trained and coached by the senior McKinsey OEI assessor. They use McKinsey's dedicated maturity assessment tool, process and system which is similar in nature to the Shingo Prize assessments and benchmarked across more than 1,200 individual assessments. There are approximately 70 global companies actively using the McKinsey benchmarking tool today.

(4) McKinsey's Operational Excellence Index (OEI) provides a benchmark for establishing operational performance baselines and measuring improvements over time. A score above 55 (out of 100) is among the best operational-excellence organisations in the world. 79 is the maximum score achieved by any organisation using the McKinsey assessment tool.

Slide 9 – Consistent and disciplined growth ….

(1) Compound annual growth rate FY27 to FY35 based on attributable copper equivalent production, excluding NSWEC, Carajás and WA Nickel, fixed at long term UBS consensus prices as of December 2025: copper US$4.37/lb, gold US$2,824/oz, iron ore US$84/t, steelmaking coal US$199/t, potash US$352/t. Copper CAGR includes both copper and by-products from the copper assets.

(2) Copper equivalent production includes estimated production rates and contribution from by-products, as well as potential impacts from our exploration program. Copper equivalency calculated using Vicuña metal prices of US$4.60/lb Cu, US$3,300/oz Au and US$40/oz Ag, using the formula: {(Cu (t) produced*$10,141+Au (oz) produced*$3,300+Ag (oz) produced*40) / $10,141/t Cu)}. Stage I ~300ktpa CuEq includes ~200ktpa of copper, ~375kozpa of gold and ~1.5Mozpa of silver. Based on first 5 full years of production, prior to Stage III expansion. Potential life of mine based on Mineral Resources only.

Slide 10 – … which is more 'reliable' than our peers'

(1) Production downgrades and upgrades announced in the last 16 months for calendar years 2025-2027 as of 1 May 2026. Key peers include six of the seven largest Cu producers: namely Codelco, Freeport-McMoRan, Glencore, Southern Copper, Rio Tinto and Anglo American; as well as Teck, First Quantum Minerals and Ivanhoe Mines. Cumulative peer decrease includes the impact of all increases and decreases to guidance.

(2) Source: SBG Securities broker report published 1 April 2026. Based on weighted average copper equivalent production relative to the mid-point of initial production guidance published. Acquisitions and disposals have been removed from guidance analysis in the year of transaction. BHP, Rio Tinto and Vale provide 1 years' guidance, South 32 provides 2 years' guidance, Glencore and Anglo American provide 3 years' guidance.

Bank of America Global Metals, Mining & Steel Conference 2026
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BHP

Supplementary material

Diversification delivers growth and resilient cash flow

BHP's diversification generates positive free cash flow through the cycle, advancing growth while delivering shareholder returns

Five-year cumulative free cash flow[1,2]
(US$ bn, attributable basis, FY26-30 inclusive)



~$60 bn
~$40 bn
~$10 bn
120
90
60
30
0
(30)
(60)
Iron ore NOCF
Iron ore capex
Copper & potash NOCF
Copper & potash capex
NOJVs investing CF
Coal, Group and Unallocated items NOCF

	Spot (maintained 5 years)	Consensus (maintained 5 years)	3-year low (maintained 5 years)
Copper	$6.00/lb	$5.50/lb	$3.50/lb
Iron ore	$108/t	$92/t	$80/t
Potash	$350/t	$370/t	$280/t

Note: NOCF – Net Operating Cash Flow. CF – Cash Flow. Copper price sensitivity also includes Gold, Silver and Uranium by-products price sensitivity.

1. Post-tax, unlevered free cash flow for BHP Group, after subtracting dividends paid to non controlling interests. Operating Cash Flow includes positive cash contributions from Antamina JV. NOJVs investing CF includes cash flow contributions into Vicuna JV, Resolution JV as well as Samarco obligations classified as investing CF.
2. BHP internal analysis for spot, consensus and 3-year low scenarios based on 1 May 2026 spot prices, average of FY26-29 consensus prices and long-term consensus commodity price forecasts respectively. 3-year low prices based on CY23-25 inclusive. Analysis uses medium-term production guidance disclosed in slide 44 of BHP's Half year Fiscal 2026 Results Presentation.

Bank of America Global Metals, Mining & Steel Conference 2026
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BHP

A disciplined and targeted approach to capital allocation

Maximising value through our well-established framework, delivering strong shareholder returns and growth



Portfolio
Operating productivity
Capital productivity
Net operating cash flow
Maintenance and decarbonisation capital
Strong balance sheet
Minimum 50% payout ratio dividend
Excess cash
Balance sheet
Additional dividends
Buy-backs
Organic development
Acquisitions/ (Divestments)

A stronger and more resilient business enables investment and returns through the cycle

Sector leading margins

Average EBITDA margin >50% the past 25 years
- Copper contributed 51% of H1 FY26 Group EBITDA
- EBITDA margins of >60% in Copper and Iron Ore

Strong operating cash flow

Net operating cash flow of >US$15 bn consistently since FY10
- Cash flow generation supports our funding requirements
- Increased exposure to future-facing commodities

Balance sheet strength and low leverage

CAF is embedded in all decision making
- Advancing our high-quality pipeline of organic growth opportunities
- Delivered returns >US$110 bn, ~55%[1] of market capitalisation

+

Unlock undervalued capital

Potential to unlock up to ~US$10 bn; US$6.3[2] bn to be realised
- US$4.3[2] bn proceeds from Antamina silver stream agreement to be assessed under the CAF in H2 FY26

1. As of April 27, 2026.
2. Refers to US$4.3 bn realised by completing the Antamina silver streaming transaction and a US$2 bn binding agreement BHP entered with Global Infrastructure Partners (GIP), in relation to BHP's share of Western Australia Iron Ore's (WAIO) inland power network. Completion of the agreement with GIP is expected towards the end of FY2026, subject to certain regulatory approvals including Foreign Investment Review Board approval. The potential to unlock up to ~US$10 bn in undervalued capital through infrastructure linked transactions, substantial by-products, non-core assets and future growth investments represents our current aspiration and is not intended to be a projection or forecast.

Bank of America Global Metals, Mining & Steel Conference 2026
12 May 2026
16

Best suite of organic copper projects A portfolio of low capital intensity, high returning organic copper growth projects which can be sequenced and optimised Estimated capital Estimated capital Potential FID Potential first Potential expenditure intensity (Final Investment production production profile (US$ bn1) (US$k/t CuEq1) Decision) (year) (ktpa Cu)2 Projects Escondida New Concentrator 220 – 260 US$4.4 – 5.9 US$15 – 21 CY27 – 28 CY31 – 32 Construction of new concentrator to replace Los Colorados 235 – 280 CuEq Vicuña (100%)3 – Stage I ~200 US$7 – 84 US$20 – 30 ~CY26 CY30 Construction of district mill ~300 CuEq Spence chalcopyrite leaching (SCPY & ripios dump) 40 – 60 US$0.6 – 0.9 US$10 – 16 CY26 CY28 Sulphide leaching technology to extend cathode production life 40 – 60 CuEq Copper SA Phase 1 Growth 380—500 Cu US$3.1 – 4.0 Not applicable CY27 CY32 Smelter and Refinery Expansion5 590 – 750 CuEq Copper SA Phase 1 Growth ~220 Cu US$5.4 – 6.9 US$16 – 21 CY27 | CY29 CY29 Mines and Concentrators (Carrapateena and Olympic Dam)6 ~330 CuEq Cerro Colorado restart 85 – 100 US$2.3 – 3.2 US$23 – 32 CY28 – 31 CY31 – 34 Application of leaching technology to restart operations 85 – 100 CuEq Vicuña (100%)3 – All Stages ~500 ~US$18 US$20 – 30 CY27-2030s CY30-mid 2030s Stages I, II and III ~800 CuEq Copper SA Phase 2 Growth ~190 Cu US$4.5 – 5.8 US$20 – 26 CY32 CY38 Mines and Concentrators (i.e. Oak Dam, OD Deeps) ~230 CuEq 1. All estimated capital expenditures and capital intensities are quoted on a real basis (1 Jan 2026), except for Escondida, Spence and Cerro Colorado estimated capital expenditures which are quoted on a nominal basis to align with the BHP Chile Site Visit in November 2024. Capital expenditure excludes commercial commitment investments (for example leases and outsourced infrastructure). 2. Production outputs based on 10-year average for all projects except for Vicuña (100% basis) – Stage I, which uses production outputs based on a 5-year average due to Stage 1 production post-5 years not reported separately from Stage 3 production in Vicuña study. Potential CuEq production profiles are calculated using UBS long-term consensus prices as of December 2025: copper $4.37/lb, gold $2,824/oz, silver $34/oz, zinc $1.21/lb, uranium $73/lb, except for Vicuña JV, which is calculated based on the Vicuña metal prices of copper $4.60/lb, gold $3,300/oz and silver $40/oz and Escondida which is calculated consistently with the BHP Chile Site Visit in November 2024 at $4.50/lb copper consensus price (real 2024) based on the median of long-term forecasts from Bank of America, Barrenjoey, Citi, Deutsche Bank, Goldman Sachs, JPMorgan and UBS. 3. BHP holds a 50% share in the non-operated Vicuña joint venture. 4. Vicuña did not estimate a range for Stage 1 capex. BHP applied a range of -5% to +10%. BHP holds a 50% share in the non-operated Vicuña joint venture. 5. Smelter sizing subject to Final Investment Decision, with remaining concentrate sold to market. Copper SA Phase 1 Growth potential production figures disclosed are non-cumulative. 6. FID for Carrapateena in CY27 and Olympic Dam in CY29. First production at Carrapateena. Carrapateena metrics representative of 12Mtpa Block cave. Bank of America Global Metals, Mining & Steel Conference 2026 12 May 2026 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: 12 May 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary